Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-216533

Prospectus Supplement No. 16
(To Prospectus filed on April 28, 2017, as supplemented
by Prospectus Supplement No. 1 dated May 22, 2017, Prospectus Supplement No. 2 dated May 22, 2017, Prospectus Supplement No. 3 dated June 2, 2017, Prospectus Supplement No. 4 dated June 14, 2017, Prospectus Supplement No. 5 dated June 26, 2017, Prospectus Supplement No. 6 dated June 30, 2017, Prospectus Supplement No. 7 dated August 3, 2017, Prospectus Supplement No. 8 dated August 14, 2017, Prospectus Supplement No. 9 dated August 25, 2017, Prospectus Supplement No. 10 dated September 5, 2017, Prospectus Supplement No. 11 dated September 22, 2017, Prospectus Supplement No. 12 dated October 27, 2017, Prospectus Supplement No. 13 dated October 31, 2017, Prospectus Supplement No. 14 dated November 14, 2017, and Prospectus Supplement No. 15 dated December 19, 2017)

ENUMERAL BIOMEDICAL HOLDINGS, INC.

This Prospectus Supplement No. 16 supplements the information contained in the Prospectus, dated as of April 28, 2017, as supplemented by Prospectus Supplement No. 1 dated May 22, 2017, Prospectus Supplement No. 2 dated May 22, 2017, Prospectus Supplement No. 3 dated June 2, 2017, Prospectus Supplement No. 4 dated June 14, 2017, Prospectus Supplement No. 5 dated June 26, 2017, Prospectus Supplement No. 6 dated June 30, 2017, Prospectus Supplement No. 7 dated August 3, 2017, Prospectus Supplement No. 8 dated August 14, 2017, Prospectus Supplement No. 9 dated August 25, 2017, Prospectus Supplement No. 10 dated September 5, 2017, Prospectus Supplement No. 11 dated September 22, 2017, Prospectus Supplement No. 12 dated October 27, 2017, Prospectus Supplement No. 13 dated October 31, 2017, Prospectus Supplement No. 14 dated November 14, 2017, and Prospectus Supplement No. 15 dated December 19, 2017, relating to the resale of up to 133,674,598 shares of our common stock by selling stockholders.

This Prospectus Supplement No. 16 is being filed to include the information set forth in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on January 29, 2018.

You should read this Prospectus Supplement No. 16 in conjunction with the Prospectus. This Prospectus Supplement No. 16 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 16 supersedes the information contained in the Prospectus. This Prospectus Supplement No. 16 is not complete without, and may not be utilized except in connection with, the Prospectus.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 29, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 26, 2018

Enumeral Biomedical Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-55415	99-0376434
(State or Other Jurisdiction	(Commission File	(I.R.S. Employer
of Incorporation)	Number)	Identification Number)

1337 Massachusetts Avenue, #243 Arlington, Massachusetts (Address of Principal Executive Offices)	02476 (Zip Code)

(617) 945-9146

(Registrant’s telephone number, including area code)

200 CambridgePark Drive, Suite 2000

Cambridge, Massachusetts 02140

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company    ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 1.01	Entry into a Material Definitive Agreement.

On January 26, 2018, Enumeral Biomedical Holdings, Inc. (the “Company”) entered into an Asset Purchase Agreement (the “Purchase Agreement”) with XOMA US LLC (the “Buyer”). The Purchase Agreement contemplates that, subject to the provisions contained therein, the Company will sell and Buyer will purchase specified assets of the Company’s PD-1 antibody program in consideration for a cash payment from the Buyer in the amount of $1,600,000 (the “Purchase Price”). Further, upon execution of the Purchase Agreement and Company’s receipt from Buyer of the Deposit (as defined in below), the Company was required to, and did, commence a case (the “Chapter 11 Case”) under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Massachusetts (the “Bankruptcy Court”). See Item 1.03 below for additional information concerning the Chapter 11 Case.

The Purchase Agreement provides that, subject to the entry in the Chapter 11 Case of an order approving the sale of property free and clear of liens and claims (the “Sale Order”) and the satisfaction or waiver of the other closing conditions set forth in the Purchase Agreement, the Company will sell, assign and transfer to Buyer, free and clear of all Encumbrances (as defined in the Purchase Agreement), but subject to the Assumed Liabilities (as defined below), all of the Company’s right, title and interest in and to the intellectual property assets directly related to the Company’s PD-1 antibody program, including without limitation (a) all Intellectual Property and Intellectual Property Rights ( as such terms are defined in the Purchase Agreement) and all claims and causes of action arising therefor or related thereto, and (b) all of the Company’s rights under that certain Definitive License and Transfer Agreement (the “Pieris Agreement”), dated as of June 6, 2016 and as subsequently amended on January 3, 2017, between the Company, Pieris Pharmaceuticals, Inc. and Pieris Pharmaceuticals GmbH (collectively, the “Purchased Assets”).

The sale of the Purchased Assets is subject to, among other things, the Company’s receipt of higher or better offers, as further explained below. The Company invites parties interested in buying the Purchased Assets, or engaging in any other form of transaction regarding the Purchased Assets, to contact the Company.

The Purchase Agreement also provides that the Buyer shall assume and thereafter perform the liabilities of the Company under the Pieris Agreement arising after the Closing (the “Assumed Liabilities”). The Buyer will not assume and will have no obligations with respect to any liabilities of the Company other than the Assumed Liabilities.

Pursuant to the terms of the Purchase Agreement, the Buyer has delivered to Company’s legal counsel a deposit in the amount of $160,000.00 (the “Deposit”), which shall be either (a) applied toward the Purchase Price at the Closing (as defined below), (b) returned to Buyer (without interest) if the Purchase Agreement is terminated under certain specified circumstances, or (c) retained by the Company if the Purchase Agreement is terminated due to Buyer’s breach thereof.

The closing of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place no later than two business days following the satisfaction or waiver of the closing conditions set forth in the Purchase Agreement, or such other date as mutually agreed upon by the Company and Buyer.

The Purchase Agreement provides that not later than January 30, 2018, the Company shall (a) commence the Chapter 11 Case; (b) file a sale motion (the “Sale Motion”) in the Chapter 11 Case seeking approval of and authorization to perform the Purchase Agreement and entry of the Sale Order; and (c) file a bid procedures motion seeking entry of an order (the “Bid Procedures Order”).

If entered by the Bankruptcy Court in the form requested, the Bid Procedures Order will set a date for a hearing on the Sale Motion (the “Sale Hearing”) and a deadline not less than three (3) business days before the Sale Hearing for filing and service of objections to the Sale Motion and higher or better offers for the Purchased Assets (each, a “Counterbid”). The requested Bid Procedures Order will specify that (i) the Company shall solicit Counterbids, (ii) if any Counterbid is timely received, the Buyer and such counterbidder(s) shall each have an opportunity to submit a final sealed bid not later than 4:00 p.m. on the second business day preceding the date scheduled for the Sale Hearing (unless the Bankruptcy Court specifies a different deadline), and (iii) if the Purchase Agreement is terminated pursuant to certain provisions specified therein, the Company shall pay to Buyer a breakup fee in the amount of $64,000.

The obligations of Buyer and the Company to consummate the transactions contemplated by the Purchase Agreement are subject to certain closing conditions, including (a) that the Sale Order shall have been entered and remain in full force and effect, (b) that the representations and warranties of the Company and Buyer, respectively, be true and correct in all respects as of the date of the Purchase Agreement and the date of Closing, (c) that the Company and Buyer shall have performed and complied in all material respects with the obligations and covenants required by the Purchase Agreement, and (d) that there shall not have occurred any material adverse effect with respect to the Purchase Assets (unless cured at or before the Closing).

The Purchase Agreement includes customary representations and warranties. The terms of the Purchase Agreement provide that, except in the case of fraud or intentional misrepresentation, the representations and warranties shall not survive the Closing.

The Purchase Agreement may be terminated by either party prior to Closing under certain specified conditions including, but not limited to, (a) a material breach by the other party of the representations, warranties or covenants in the Purchase Agreement, subject to a 5 business day cure period (except in the case of a failure of a party to perform at the Closing, as specified in the Purchase Agreement); (b) if any governmental authority enjoins or otherwise prohibits the transaction contemplated by the Purchase Agreement, except in the event of a stay that by its terms is not permanent and that is lifted prior to the date specified in the Purchase Agreement; (c) if the Bid Procedures Order is not entered by February 27, 2018; (d) if the Sale Order is not entered by March 29, 2018; or (e) if the Closing does not occur by April 3, 2018.

In addition, the Buyer may terminate the Purchase Agreement prior to Closing in the event that the Company files a pleading that seeks (other than, as per the Sale Motion, on a contingent basis in the event of a higher or better offer) entry of, or the Bankruptcy Court enters, an order that the Purchased Assets be sold to a person other than Buyer.

The Company may terminate the Purchase Agreement prior to Closing in the event that the Company determines in good faith, in the exercise of its fiduciary duties as debtor in possession, that the sale of the Purchased Assets pursuant to the terms and conditions of the Purchase Agreement is no longer in the best interests of the bankruptcy estate of the Company by reason of developments after the date of the Purchase Agreement.

The foregoing summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Purchase Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated by reference herein.

Item 1.03	Bankruptcy or Receivership.

On January 29, 2018, the Company and its wholly-owned subsidiaries, Enumeral Biomedical Corp. (“EBC”) and Enumeral Securities Corporation, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the “Code”) in the Bankruptcy Court. The Chapter 11 case is being administered under Case No. 18-10280 (the “Case”).  The Company and its subsidiaries continue to operate their business as debtors in possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Code and the orders of the Bankruptcy Court.

Item 2.04	Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

The filing of the Case created an event of default under the 12% Senior Secured Convertible Promissory Notes (the “Notes”), dated as of May 19, 2017 (the “Offering Date”), that the Company issued to certain accredited investors (the “Buyers”) pursuant to a Subscription Agreement between the Company and the Buyers, dated as of the Offering Date (the “Subscription Agreement”).

Pursuant to the terms of the Subscription Agreement, the Buyers purchased 668 Units (the “Units”) of the Company’s securities, at a purchase price of $1,000 per Unit. Each Unit consists of (i) a Note, with a face value of $1,150, and (ii) a warrant to purchase 11,500 shares of the Company’s common stock, exercisable for a period of five years and having an exercise price of $0.10 per share (subject to adjustment in certain circumstances).

Interest on the Notes is payable on the face value of the Notes at the rate of 12% per annum, which is cumulative and due and payable in shares of the Company’s common stock on the applicable conversion date, or in cash in the case of redemption of the Notes by the Company (each as described in the Notes). The Notes have a stated maturity date of 12 months from the Offering Date. The Notes rank senior to all existing indebtedness of the Company, except as otherwise set forth in the Notes.

The Company’s obligations under the Notes are secured, pursuant to the terms of an Intellectual Property Security Agreement (the “Security Agreement”), dated as of the Offering Date, as subsequently amended on October 23, 2017, by and among the Company, EBC, the Buyers and the collateral agent for the Buyers named therein, by a first priority security interest in all now owned or hereafter acquired intellectual property of the Company and EBC, except to the extent such intellectual property cannot be assigned or the creation of a security interest would be prohibited by applicable law or contract.

The Company currently has Notes outstanding with a face value of $768,200. Approximately $64,000 in interest on the Notes has accrued as of the date of this filing. In the exercise of its fiduciary duties as debtor in possession in the Case, the Company intends to seek an order of the Bankruptcy Court disallowing, avoiding, subordinating and/or recharacterizing as equity the claims asserted by holders of the Notes.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1	Asset Purchase Agreement, dated as of January 26, 2018, by and between Enumeral Biomedical Holdings, Inc. and XOMA US LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENUMERAL BIOMEDICAL HOLDINGS, INC.

Dated: January 29, 2018	By:	/s/ Kevin G. Sarney
Name: Kevin G. Sarney
Title: Interim Chief Executive Officer and President, Vice President of Finance, Chief Accounting Officer and Treasurer

Exhibit Index

Exhibit Number	Description
2.1	Asset Purchase Agreement, dated as of January 26, 2018, by and between Enumeral Biomedical Holdings, Inc. and XOMA US LLC.

Exhibit 2.1

FOR EXECUTION

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made as of the 26th day of January, 2018 (the “Agreement”), by and between Enumeral Biomedical Holdings, Inc., a Delaware corporation with an address at 1337 Massachusetts Avenue #243, Arlington, MA. 02476 (“Seller”), and XOMA US LLC, a Delaware limited liability company with its principal place of business at 2200 Powell Street, Suite 310, Emeryville, CA 94608 (“Buyer”).

A.           Seller is the owner of certain intellectual property assets related to Seller’s anti-PD-1 antibody program.

B.           Promptly following the execution of this Agreement and Seller’s receipt of the Deposit (as defined in Section 5), Seller will commence a case (the “Chapter 11 Case”) under chapter 11 of the United States Bankruptcy Code (any section thereof is referred to as “Code Section”) in the United States Bankruptcy Court for the District of Massachusetts (the “Bankruptcy Court”).

C.            Subject to entry in the Chapter 11 Case of an order substantially in the form of Exhibit A annexed hereto (the “Sale Order”) and the satisfaction or waiver of the other conditions precedent set forth in this Agreement, Seller wishes to sell to Buyer, and Buyer wishes to buy from Seller, the Purchased Assets (as defined in Section 2) pursuant to Code Section 363 and on the terms and conditions set forth in this Agreement.

D.           From Buyer’s perspective, it is essential that the Purchased Assets be transferred to Buyer free and clear of any Encumbrance (as defined in Section 1(b)), except that the Purchased Assets are to be transferred subject to the Pieris Agreement (as defined in Section 1(h)).

NOW, THEREFORE, in consideration of the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:

1.            Definitions. In addition to other defined terms appearing elsewhere herein, the following capitalized terms shall have the meanings set forth below.

(a)           “Affiliate” means, as to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the first Person, where the term “control” means the power to direct, or cause the direction of, the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(b)          “Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, trust, equitable interest, claim, liability (including by reason of successor liability or any other legal doctrine), preference, right of possession, lease, tenancy, license, encroachment, option, right of first refusal, preemptive right, or restriction on possession, use, transfer, or any other attribute of ownership.

FOR EXECUTION

(c)           “Intellectual Property” means all information, materials and other subject matter that are covered by, or are embodiments of, Intellectual Property Rights, including, by way of example, proprietary business methods, processes and other inventions, works of authorship, artistic works and other subject matter that are covered by patents, copyrights, trademarks, service marks, logos, domain names, and all information subject to protection as trade secrets. For avoidance of doubt, without limiting the foregoing, Intellectual Property includes algorithms, formulae, protocols, software code (in any format, including source code and executable formats), software documentation, books and reports, marketing and advertising content, system architectures and configurations, database schemas, non-public data, all electronic and digital records or any kind and all documents evidencing ownership of the foregoing, including agreements of employees and contractors of Seller assigning intellectual property to Seller.

(d)           “Intellectual Property Rights” means all rights owned by Seller directly related to the Program (as defined in Section 2(a)) in respect of any Patent, copyright, trademark, and trade secret, including (i) the rights to copy, publicly perform, publicly display, distribute, adapt, translate, modify and create derivative works of copyrighted subject matter; (ii) the rights to preclude another from using, making, having made, selling, offering to sell, and importing patented subject matter and the right to preclude another from practicing patented methods, (iii) the rights to use and display any marks in association with businesses, products or services as an indication of ownership, origin, affiliation, or sponsorship; (iv) all existing applications for such copyrights, Patents and trademarks, including without limitation and all associated claims and causes of action arising therefrom or related thereto, (v) rights in any domain name registration; and (vi) the rights to apply for any of the foregoing rights, and all rights in those applications. Intellectual Property Rights also include any and all rights associated with particular information that are granted by law and that give Seller, independent of contract, exclusive authority to control use or disclosure of the information, including privacy rights and any rights in databases recognized by applicable law, in all cases only to the extent directly related to the Program.

(e)           “Patent” means, collectively, all patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights owned by Seller directly related to the Program, including, without limitation, the patent applications listed in Exhibit B.

(f)           “Person” means an individual, partnership, firm, corporation, limited liability company, association, joint venture, trust, unincorporated organization or other entity (including any governmental entity or any department, agency or political subdivision thereof).

(g)           “Pieris” means, collectively, Pieris Pharmaceuticals, Inc., Pieris Pharmaceuticals GmbH and their respective Affiliates.

FOR EXECUTION

(h)          “Pieris Agreement” means that certain Definitive License and Transfer Agreement, dated June 6, 2016, by and among Pieris Pharmaceuticals, Inc., Pieris Pharmaceuticals GmbH and Seller, as amended.

(i)            “Knowledge of Seller” means the actual knowledge of Kevin Sarney and Matthew Ebert after due inquiry.

2.             Agreement to Sell and Buy.

(a)           At the Closing (as defined below), in consideration of the payment of the Purchase Price and the assumption of the Assumed Liabilities (each as defined below), Seller will sell assign, transfer, convey and deliver to Buyer, free and clear of all Encumbrances but subject to the Assumed Liabilities, all right, title and interest of Seller in and to the intellectual property assets owned by Seller directly related to its anti-PD-1 antibody program (the “Program”), including, without limitation, (a) all Intellectual Property and Intellectual Property Rights and all claims and causes of action arising therefor or related thereto, and (b) all of Seller’s rights under the Pieris Agreement (collectively, the “Purchased Assets”). For the avoidance of doubt, the Purchased Assets do not include the rights, properties and assets owned by Seller other than those directly related to the Program.

(b)           In connection with the purchase of the Purchased Assets, at the Closing, Buyer shall assume and shall thereafter perform, discharge or otherwise satisfy in accordance with its terms, the liabilities of Seller under the Pieris Agreement (but, for the avoidance of doubt, in all cases excluding any liability accrued prior to the Closing or that results from any actions of Seller or its Affiliates after the Closing) (the “Assumed Liabilities”). Buyer shall not assume and shall have no obligations with respect to any liabilities of Seller other than the Assumed Liabilities (such liabilities, the “Excluded Liabilities”).

3.            Purchase Price. In consideration for the sale and transfer to Buyer of the Purchased Assets, Buyer shall pay Seller One Million Six Hundred Thousand and 00/100 Dollars ($1,600,000.00) in immediately available funds (the “Purchase Price”) at the Closing (as defined in Section 4).

4.             Closing. The closing of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place by electronic exchange of signature pages no later than two business days following the satisfaction or waiver of the conditions set forth in Section 10 and Section 11, or such other date as mutually agreed upon by Buyer and Seller. The date on which the Closing shall occur is referred to herein as the “Closing Date”. The Closing shall be effective for all purposes as of 12:01 a.m. on the Closing Date.

FOR EXECUTION

5.             Deposit. Contemporaneously herewith, Buyer shall deliver to Seller’s counsel a deposit in the amount of One Hundred and Sixty Thousand and 00/100 Dollars ($160,000.00) (the “Deposit”), which shall be (a) applied toward the Purchase Price at the Closing, (b) returned to Buyer (without interest) within two (2) business days after the termination of this Agreement by the parties pursuant to Section 18(a)(i), by either party pursuant to Sections 18(a)(iii) or 18(a)(iv) (unless caused by Buyer’s breach of this Agreement), by Buyer pursuant to Sections 18(a)(ii) or 18(a)(v), or by Seller pursuant to Section 18(a)(vi), and (c) if this Agreement is terminated by Seller pursuant to Section 18(a)(ii), retained by Seller. From commencement of the Chapter 11 Case until disposition of the Deposit pursuant to the preceding sentence, the Deposit shall be held by Seller’s counsel but deemed in custodia legis with the Bankruptcy Court and not property of Seller’s bankruptcy estate (although, for the avoidance of doubt, this Agreement and Seller’s right to the Deposit under the circumstances specified herein shall upon commencement of the Chapter 11 Case be assets of Seller’s bankruptcy estate). Notwithstanding anything to the contrary contained in this Agreement, the Deposit shall, unless otherwise ordered by the Bankruptcy Court, be returned to Seller on or before April 4, 2018, or (only if Buyer has been designated Back-Up Bidder pursuant to Section 7) the business day following the Back-Up Bid Closing Date (as defined below).

6.            Bankruptcy Court Approval. Not later than January 30, 2018, Seller shall:

(a)           commence the Chapter 11 Case;

(b)           file therein a motion (the “Sale Motion”) seeking (i) approval of and authorization to perform this Agreement and to sell the Purchased Assets to Buyer free and clear of all Encumbrances pursuant to Code Section 363, and (ii) entry of the Sale Order, expressly including the Bankruptcy Court’s determination that Buyer is, and upon completion of the Closing shall be, a purchaser in good faith entitled to the protections of Code Section 363(m); and

(c)           file therein a motion (the “Bid Procedures Motion”) seeking entry of an order (the “Bid Procedures Order”) setting a date for a hearing on the Sale Motion (the “Sale Hearing”) and a deadline not less than three (3) business days before the Sale Hearing for filing and service of objections to the Sale Motion and higher or better offers for the Purchased Assets (each, a “Counterbid”), specifying that (i) Seller shall solicit Counterbids, (ii) if any Counterbid is timely received, Buyer and such counterbidder(s) shall each have an opportunity to submit a final sealed bid to be received by Seller’s counsel not later than 4:00 p.m. on the second business day preceding the date scheduled for the Sale Hearing (unless the Bankruptcy Court specifies a different deadline), and (iii) if this Agreement is terminated by Buyer pursuant to Sections 18(a)(ii) or 18(a)(v), by either party pursuant to Section 18(a)(iv) if by reason of a failure by Seller to use reasonable efforts to prosecute the Sale Motion and the Bid Procedures Motion, or by Seller pursuant to Section 18(a)(vi), Seller shall, no later than two (2) business days following such termination, pay to Buyer a breakup fee in the amount of $64,000 (the “Breakup Fee”). If Seller is unable to pay the Breakup Fee at that time, then the Breakup Fee shall be an allowed priority administrative expense claim and shall be paid by the earlier of (i) two (2) business days following the consummation of a sale of Seller’s assets to another buyer, or (ii) the effective date of a plan in the Chapter 11 Case. The Bid Procedures Order will be in a form mutually acceptable to Buyer and Seller. Without limiting the generality of the foregoing, the Bid Procedures Order shall provide that no claim may be credit bid unless and to the extent that such claim has been allowed as a properly perfected secured claim by final order of the Bankruptcy Court. Seller shall not modify, or consent to the modification of, the Bid Procedures Order or the Sale Order without the prior written consent of Buyer. Notwithstanding the foregoing, in the event the Bid Procedures Order that is entered by the Bankruptcy Court (which shall be in a form approved by Buyer pursuant to the preceding sentence) does not approve the Breakup Fee, Buyer shall have the right to assert a request to the Bankruptcy Court for substantial contribution under Code Section 503(b), including without limitation, for attorneys’ fees.

FOR EXECUTION

Seller shall use reasonable efforts to prosecute the Sale Motion and the Bid Procedures Motion. In support of Seller’s efforts to obtain entry of the Bid Procedures Order and the Sale Order, Buyer shall extend such cooperation as Seller may reasonably request, including being prepared to provide, and providing if so requested by Seller or the Bankruptcy Court, evidence at the Sale Hearing concerning Buyer’s good faith (within the meaning of Code Section 363(m)), lack of conduct of the type specified in Code Section 363(n), and adequate assurance of future performance of the Pieris Agreement within the meaning of Code Section 365(f)(2)(B).

7.          Back-Up Bid. If the Bankruptcy Court does not designate Buyer as the winning bidder for the Purchased Assets, Seller may, on the record at the Sale Hearing, designate Buyer’s highest bid for the Purchased Assets as a back-up bid (the “Back-Up Bid” and Buyer, as so designated, the “Back-Up Bidder”). In such event, upon notice by Seller that Buyer shall be required to perform the Back-Up Bid and specifying a date for the Closing not later than ten (10) business days after the Sale Hearing (the “Back-Up Bid Closing Date”), the Closing shall occur on the date so specified provided that the conditions precedent set forth in Section 10 and Section 11 have been satisfied.

8.          Buyer’s Representations and Warranties. Buyer represents and warrants to Seller as of the date hereof that (a) the execution and performance of this Agreement by Buyer have been duly authorized by all necessary corporate action by Buyer, and this Agreement is binding on Buyer in accordance with its terms, (b) Buyer has not engaged a finder or broker in connection with its purchase of the Purchased Assets, (c) Buyer is a wholly owned subsidiary of XOMA Corporation, which is traded on Nasdaq under the symbol XOMA, and (d) the information concerning Buyer’s financial condition that Buyer provided to Seller on January 25, 2018, is true and correct in all material respects, and Buyer acknowledges that Seller has relied upon such information in establishing the amount of the Deposit.

9.           Seller’s Representations and Warranties. Seller represents and warrants to Buyer as of the date hereof that:

(a)          Seller is duly organized and in good standing under the laws of the State of Delaware;

(b)          Seller is qualified to do business in the Commonwealth of Massachusetts, and is in good standing under its laws;

(c)          Subject only to entry of the Sale Order, Seller is duly authorized to execute and perform this Agreement, and this Agreement is binding on Seller in accordance with its terms;

(d)          Seller owns good, valid and marketable title to the Purchased Assets, free and clear of all Encumbrances, other than Encumbrances that will be discharged upon entry of the Sale Order, and subject only to Seller’s obligations under the Pieris Agreement;

FOR EXECUTION

(e)          after giving effect to the consummation of the transactions contemplated by this Agreement, including the entry by the Bankruptcy Court of the Sale Order, Buyer will have good and marketable title to the Purchased Assets free and clear of any and all Encumbrances (other than Buyer’s obligations to perform the Assumed Liabilities);

(f)           the Purchased Assets constitute all of the assets owned by Seller in the Program and constitute all of the rights, property and assets necessary to conduct the Program as currently conducted;

(g)          to the Knowledge of Seller, no approvals (other than entry of the Sale Order) are required in order for Seller to perform its obligations under this Agreement;

(h)          there are no legal actions, suits, litigation, arbitration, or legal proceedings (including any civil, criminal, administrative, investigative or appellate proceeding) pending, or to Knowledge of Seller threatened, which relate to the Purchased Assets or the Assumed Liabilities;

(i)          to the Knowledge of Seller, all of the Intellectual Property Rights are valid, subsisting and enforceable;

(j)          to the Knowledge of Seller, no Intellectual Property infringes, violates or makes unlawful use of any intellectual property (whether patents, trademarks, copyrights, or other registered or unregistered intellectual property) of, or contains any intellectual property misappropriated from, any other Person;

(k)          the Pieris Agreement is a legal, valid and binding obligation of Seller and, to the Knowledge of Seller, each other party thereto, enforceable against Seller and each such other party in accordance with its terms;

(l)           neither Seller nor, to the Knowledge of Seller, any other party thereto, is in breach or has failed to perform any obligation under the Pieris Agreement or delivered written notice of such party’s intent to terminate or otherwise modify the Pieris Agreement; and

(m)         Seller has not engaged a finder or broker in connection with his sale of the Purchased Assets.

Except for the representations and warranties contained in this Agreement, the Purchased Assets shall be transferred to Buyer on an as-is and where-is basis, with no other representations or warranties of any nature whatsoever. Buyer acknowledges that Buyer has had such opportunity as Buyer deems sufficient to conduct due diligence with respect to the Purchased Assets; and Buyer has not relied and will not rely on any representation, warranty or other statement made or to be made by Seller, or any officer, employee, counsel or agent of either of them, except as expressly set forth in this Section 9 or any certificate delivered by Seller to Buyer at Closing. For the avoidance of doubt, none of the foregoing representations or warranties shall be construed to imply that (i) Seller continues to conduct the Program despite being in the process of liquidation, or (ii) Seller has any Intellectual Property Rights other than pursuant to the patent applications identified in Exhibit B.

FOR EXECUTION

10.            Buyer’s Closing Conditions. Buyer’s obligation to consummate the purchase of the Purchased Assets and the assumption of the Assumed Liabilities is subject to fulfillment of the following conditions precedent at or prior to the Closing Date (and are waivable by Buyer in its sole discretion):

(a)          The Sale Order shall have been entered and remain in full force and effect, not having been modified (without Buyer’s prior written consent) or stayed;

(b)           The representations and warranties of Seller contained in Section 9 shall be true and correct in all respects as of the date hereof and as of the Closing Date (as of made on and as of such date);

(c)           Seller shall have performed and complied in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by Seller on or prior to the Closing Date; and

(d)           There shall not have occurred after the date of this Agreement (unless cured at or before the Closing) any material adverse effect with respect to the Purchased Assets.

11.          Seller’s Closing Conditions. Seller’s obligation to consummate the sale of the Purchased Assets to Buyer is subject to fulfillment of the following conditions precedent at or prior to the Closing Date (and are waivable by Seller in its sole discretion):

(a)           The Sale Order shall have been entered and remain in full force and effect, not having been modified (without Seller’s prior written consent) or stayed;

(b)           The representations and warranties of Buyer contained in Section 8 shall be true and correct in all respects as of the date hereof and as of the Closing Date (as of made on and as of such date);

(c)           Buyer shall have performed and complied in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date.

12.          Closing Deliverables.

(a)           At the Closing, Buyer shall deliver the following:

(i)           to Seller, the Purchase Price less the Deposit, by wire transfer of immediately available funds to an account designated by Seller in writing;

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(ii)          to Seller’s counsel, Buyer’s written consent (which may be by e-mail) to release the Deposit to Seller;

(iii)         to Seller, a Bill of Sale in the form attached as Exhibit C-1 (the “Bill of Sale”), duly executed by Buyer; and

(iv)         to Seller, an Assignment and Assumption Agreement in the form attached as Exhibit C-2 (the “Assignment and Assumption Agreement”), duly executed by Buyer.

(b)          At the Closing, Seller shall deliver to Buyer the following:

(i)            a certificate signed by the Chief Financial Officer of Seller, dated the Closing Date, certifying that the conditions specified in Section 10(b), (c) and (d) have been satisfied as of the Closing Date;

(ii)           good standing certificates from the State of Delaware and the Commonwealth of Massachusetts dated as of a recent date from the Closing Date;

(iii)         the Bill of Sale, duly executed by Seller;

(iv)         the Assignment and Assumption Agreement, duly executed by Seller;

(v)          an assignment agreement, in the form attached as Exhibit C-3, to effect the transfer of the patent applications listed in Exhibit B from Seller to Buyer, duly executed by Seller and a notary public; and

(vi)         such other documents as are reasonably requested by Buyer, in a form supplied by Buyer to Seller not less than two (2) business days prior to the date scheduled for the Sale Hearing (as defined in Section 6(c)), to effect the transfer of the Purchased Assets and the assumption of the Assumed Liabilities.

13.           Survival. Except in a case of fraud or intentional misrepresentation, the representations and warranties contained herein shall not survive the Closing.

14.           Limitation on Buyer’s Liability. Notwithstanding anything to the contrary contained in this Agreement, Buyer shall have no obligation in respect of any Excluded Liability.

15.           Seller’s Conduct Prior to Closing. From the date of this Agreement through the Closing, except with the prior written consent of Buyer, as otherwise contemplated or permitted by this Agreement or as required by the Bankruptcy Code or other applicable law, Seller shall:

(a)           upon commencement of the Chapter 11 Case, comply with notice and other procedural requirements of the Bankruptcy Code;

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(b)          use reasonable efforts to preserve intact the condition and value of the Purchased Assets,

(c)          use reasonable efforts to maintain its relations and goodwill with Pieris,

(d)          use reasonable efforts to continue to prosecute the patent applications listed on Exhibit B hereto, including without limitation, by filing any necessary responses or supplements to patent applications as requested by the applicable governmental authority and by maintaining registrations for patents to the extent they may issue, including timely payment of all fees associated therewith,

(e)          promptly advise Buyer in writing of the occurrence of any event that has had, or would reasonably be expected to have, a material adverse effect on the Purchased Assets,

(f)           not terminate, amend or waive any term of the Pieris Agreement or fail to perform in any material respect its obligations, if any, under the Pieris Agreement;

(g)          not sell, transfer or otherwise dispose of an interest in any of the Purchased Assets;

(h)          not dispose of, and use reasonable efforts to keep in effect, any material rights in, to, or for the use of any of the Intellectual Property, except for rights which expire or terminate in accordance with their terms;

(i)           not subject any Purchased Assets to any Encumbrances; and

(j)           keep Buyer reasonably informed concerning the Chapter 11 Case, the Sale Motion and the Bid Procedures Motion, including by providing copies of all Counterbids to Buyer in a timely manner that will permit Buyer to submit a revised bid.

16.          Seller’s Conduct After the Closing. Following the Closing until such time as the Chapter 11 Case is closed, Seller shall:

(a)           Provide such further assurances, including execution of such further documents supplied by Buyer, as Buyer may reasonably request, provided that Seller shall not be required to incur any material expense in connection therewith; and

(b)          Allocate the Purchase Price for tax purposes as directed by Buyer in a tax allocation schedule provided by Buyer to Seller not more than thirty (30) days after the Closing.

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17.          Public Announcements; Confidentiality.

(a)           Except as may be required by the Bankruptcy Court, the Bankruptcy Code, the federal securities laws or any other applicable law, prior to the Closing, neither of Buyer nor Seller will issue any press release or make any other public announcement relating to the transactions contemplated by this Agreement without the prior consent of the other party. Except as may be required by the Bankruptcy Court, the Bankruptcy Code, the federal securities laws or any other applicable law, following the Closing, (i) Seller shall not issue any public announcement regarding the transactions contemplated hereby without Buyer’s prior consent, and (ii) Buyer shall have the right to make a public announcement regarding the transactions contemplated hereby. Any party wishing to issue any such press release or make any such other public announcement that references any of the other parties other than to state that the acquisition has occurred or other information contained in the Sale Order, will afford such other party a reasonable opportunity to review and comment on such press release.

(b)            Buyer and Seller will each not use, and maintain strict confidentiality with respect to, all of the other party’s Confidential Information (as hereinafter defined) furnished by or on behalf of such other party except to the extent required by law or governmental order, provided, that following the Closing Date, all Confidential Information relating to the Purchased Assets, the Assumed Liabilities and the Program shall be deemed to be Confidential Information of Buyer. “Confidential Information” shall mean any and all non-public, confidential or proprietary information that, with respect to Buyer, is related to the Purchased Assets or the operations of Buyer and its respective Affiliates, and with respect to Seller, is related to the operations of Seller and its Affiliates, and that the disclosing party or its representatives have made available to the receiving party or its representatives, other than information that (i) is, at the time of disclosure to the receiving party, already in the receiving party’s possession; (ii) is or becomes generally available to the public other than as a result of a breach of this Agreement by the receiving party or its representatives; (iii) becomes available to the receiving party on a non-confidential basis from a source other than the disclosing party or their representatives, provided that such source is not bound by a confidentiality agreement or other legal or fiduciary obligation of secrecy to the disclosing party; or (iv) is independently developed by the receiving party.

18.           Termination.

(a)           This Agreement may be terminated prior to the Closing:

(i)            By written agreement of the parties;

(ii)           By either party, upon notice to the other, subject (except in the case of such other party’s failure to perform at the Closing, when required under Section 4, its obligations under Section 12) to a period of five (5) business days within which to cure, if the other party is in material breach of its representations, warranties or covenants in this Agreement;

(iii)          By either party, upon notice to the other, if any governmental authority enjoins or otherwise prohibits the transactions contemplated by this Agreement, except in the event of a stay that by its terms is not permanent and that is lifted prior to the Outside Date (defined below);

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(iv)          By either party, upon notice to the other, if (A) the Bid Procedures Order is not entered by February 27, 2018, (B) the Sale Order is not entered by March 29, 2018, or (C) the Closing does not occur by April 3, 2018, or (solely if Buyer has been designated Back-Up Bidder) the Back-Up Bid Closing Date (the later of April 3, 2018 and the Back-Up Bid Closing Date, the “Outside Date”);

(v)           By Buyer, if Seller files a pleading that seeks (other than, as per the Sale Motion, on a contingent basis in the event of a higher or better offer) entry of, or the Bankruptcy Court enters, an order that the Purchased Assets be sold to a Person other than Buyer; or

(vi)           By Seller, upon notice to Buyer, if Seller determines in good faith, in the exercise of its fiduciary duties as debtor in possession and after consultation with its outside legal counsel, that the consummation of the sale of the Purchased Assets pursuant to the terms and conditions of this Agreement is no longer in the best interests of the creditors and/or bankruptcy estate of Seller by reason of developments after the date of this Agreement.

(b)       If Seller terminates this Agreement under Section 18(a)(ii), or under Section 18(a)(iv) because a deadline specified therein has not been met because of Buyer’s breach, then Seller shall retain the Deposit as liquidated damages, which shall be Seller’s sole and exclusive remedy for breach of this Agreement by Buyer.

(c)       Following termination of this Agreement pursuant to Section 18(a), no party shall have any liability to the other party other than disposition of the Deposit and payment of the Breakup Fee, if any, pursuant to the terms of this Agreement. In the event of a termination of this Agreement pursuant to Section 18(a), the terms and conditions of Sections 5, 6(c), 17, 18(b) through (d), and 19 through 26 shall survive.

(d)       For the avoidance of doubt, the provisions of Section 18(b) and (c) presuppose a valid termination of this Agreement. If a party invalidly terminates or attempts to terminate this Agreement, the dispute shall be determined on an expedited basis by the Bankruptcy Court, which may enter any order necessary or appropriate to provide the non-terminating party with the benefit of this Agreement.

19.              Expenses. Each of Seller and Buyer shall bear all of its own expenses in connection with the transaction contemplated by this Agreement. Buyer shall pay any taxes arising in connection with such transaction, except for any income or similar taxes of Seller.

20.              Notices. All notices and communications required or permitted under this Agreement shall be sent by nationally-recognized overnight delivery service, and contemporaneously a copy shall be sent by email, as follows:

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If to Seller, then to:	Enumeral Biomedical Holdings, Inc.
1337 Massachusetts Avenue #243,
Arlington, MA. 02476
email: matt@enumeral.com
and also to
kevin@enumeral.com

And also to its counsel:	Daniel C. Cohn, Esq.
Murtha Cullina LLP
99 High Street
Boston, MA 02110
email: dcohn@murthalaw.com

If to Buyer, then to:	XOMA Corporation
2200 Powell Street, Suite 310
Emeryville, CA 94608
email: hart@xoma.com

And also to its counsel:	Matthew Ward, Esq.
Womble Bond Dickinson (US) LLP
222 Delaware Avenue
Suite 1501
Wilmington, DE 19801
email: Matthew.Ward@wbd-us.com

Provided that the notice is served in strict compliance with the requirements set forth in this subsection, any notice shall be deemed received on the business day following its transmittal.

21.              Amendment; Waivers. This Agreement may only be amended by written agreement among all of the parties hereto. No waiver of any provision, or consent to any exception to the terms, of this Agreement shall be effective unless in writing and signed by the party to be bound and then only in the specific instance. Notwithstanding the foregoing, Buyer and Seller shall be bound by any modifications to which their counsel may agree on the record in the Bankruptcy Court, and if Buyer elects to submit a higher bid, such bid shall (except for the increased Purchase Price) be on the terms of this Agreement except as otherwise specified by Buyer and approved by the Bankruptcy Court on the record.

22.              Choice of Law; Jurisdiction. This Agreement shall be construed under the United States Bankruptcy Code or the laws of the Commonwealth of Massachusetts, as applicable. The Bankruptcy Court shall have exclusive jurisdiction over this Agreement, including determination of any dispute arising hereunder.

23.              Counterparts. This Agreement and any other documents delivered pursuant hereto may be executed in one or more counterparts, each of which will constitute an original, but all of which taken together shall constitute one and the same agreement. Delivery by email of a pdf of a signed counterpart shall have the same legal effect as physical delivery of a paper counterpart bearing an original inked signature.

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24.              Integration. This Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter of this Agreement and supersedes any prior agreement or understanding of the parties concerning such subject matter.

25.              No Third Party Beneficiaries. This Agreement is intended solely for the benefit of the parties hereto. The parties do not intend to confer the rights of a third party beneficiary upon any person or entity.

26.              Headings. The descriptive headings of the sections of this Agreement are solely for convenience of the parties and do not constitute a substantive part of this Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed by each of the parties all as of the date first above written.

ENUMERAL BIOMEDICAL HOLDINGS, INC.		XOMA USA LLC

By:	/s/ Kevin Sarney	By:	/s/ Thomas Burns
	Kevin Sarney		Name: Thomas Burns
	Interim President and CEO		Title: VP Finance & CFO

Exhibit A

Proposed Sale Order

UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF MASSACHUSETTS

EASTERN DIVISION

In re:	) )
ENUMERAL BIOMEDICAL HOLDINGS, INC., et. al.	) ) )	CHAPTER 11 CASE NO. 18-______
Debtors.[1]	) )

ORDER APPROVING SALE OF PROPERTY
FREE AND CLEAR OF LIENS AND CLAIMS

Upon consideration of the Debtor’s Motion for Order Authorizing Sale of Property Free and Clear of Liens and Claims [Docket No. __] (the “Motion”), pursuant to which debtor Enumeral Biomedical Holdings, Inc. (the “Seller”) seeks an order authorizing, among other things, the sale to XOMA Corporation (the “Purchaser”), free and clear of all liens, claims,2 security interests, pledges, charges, options, encumbrances and interests of any kind or nature, whether imposed by agreement, understanding, law, equity or otherwise (collectively, the “Encumbrances”), of all right, title and interest of Seller and its bankruptcy estate in and to intellectual property assets related to the Seller’s anti-PD-1 antibody program as more particularly described, and defined as the Purchased Assets, in the Asset Purchase Agreement by and between Seller and the Purchaser dated January 26, 2018 (the “Agreement”), for a price of $1,600,000 (the “Purchase Price”); no higher offers having been filed; this Court having held a hearing on the Motion on __________, 2018 (the “Sale Hearing”); this Court having considered the Motion, the Agreement, the other documents in the record concerning the proposed sale, and the statements of counsel presented at the Sale Hearing; it appearing to this Court that proper notice under the circumstances of the Motion and the sale proposed therein (the “Sale”) has been given pursuant to Fed. R. Bankr. P. 2002(a)(2) and (c), 6004 and 9014, and all other applicable law and rules; and good cause appearing therefor:

[1]	The debtors in these jointly administered chapter 11 cases, along with the last four digits of each debtors’ federal tax identification number, are: Enumeral Biomedical Holdings, Inc. (6434) (the “Seller”), Enumeral Biomedical Corp. (9860), and Enumeral Securities Corporation (7157) (collectively the “Debtors”).

[2]	Each term defined in the Bankruptcy Code, and used but not otherwise defined in this Order, shall have the meaning defined in the Bankruptcy Code.

THE COURT HEREBY FINDS AND RULES3 THAT:

Jurisdiction/Statutory and Procedural Bases

A.          This Court has jurisdiction to hear and determine the Motion pursuant to 28 U.S.C. §§ 157(b) and 1334(a) and L.R.D. Mass. 201. This is a core proceeding pursuant to 28 U.S.C. § 157(b)(2). Entry of a final order on the Motion is proper under Article III of the United States Constitution. Venue is proper in this District and in this Court pursuant to 28 U.S.C. §§ 1408 and 1409.

B.          This Order constitutes a final order within the meaning of 28 U.S.C. § 158(a). Notwithstanding Fed. R. Bankr. P. 6004(h) and 6006(d), and to any extent necessary under Fed. R. Bankr. P. 9014 and Fed. R. Civ. P. 54(b) as made applicable by Fed. R. Bankr. P. 7054, this Court expressly finds that there is no just reason for delay in the implementation of this Order, expressly directs entry of judgment as set forth herein, and determines that this Order shall take effect immediately.

C.          The statutory bases for the relief requested in the Motion are the following sections of title 11, United States Code (“Code Section”): 105(a), 363 and 365. The procedural bases for the relief sought in the Motion are Fed. R. Bankr. P. 2002, 6004, 6006, 9007 and 9014.

[3]	The findings and conclusions set forth herein constitute the Court’s findings of fact and conclusions of law pursuant to Fed. R. Bankr. P. 7052, made applicable to this proceeding pursuant to Fed. R. Bankr. P. 9014. To the extent that any of the following findings of fact constitute conclusions of law, they are adopted as such. To the extent any of the following conclusions of law constitute findings of fact, they are adopted as such.

Notice of the Sale

D.          Actual written notice of the Motion, the proposed Sale, the right to object thereto and the deadline and filing place for such objections, and the date, time and place of the Sale Hearing has been served upon all parties in interest, including (i) all entities known to the Seller or in the public record as claiming an interest in the Purchased Assets, (ii) all parties that have entered an appearance or requested service of notices in these jointly administered cases, (iii) all creditors of the Debtors that have filed proofs of claim or are listed in the schedules of liability filed by each of the Debtors, (iv) all shareholders of the Seller on the list of equity security holders filed by the Seller; (v) the Internal Revenue Service and the Massachusetts Department of Revenue, and (vi) the Office of the United States Trustee (District 1). The service of such notice was good, sufficient and appropriate under the circumstances in accordance with Code Sections 102(1), 363 and 365, and Fed. R. Bankr. P. 2002, 6004 and 9014, in light of the relief granted pursuant to this Order; and no further notice need be given in respect of the Sale. All parties in interest have been afforded reasonable notice and opportunity to be heard with respect to the Motion.

Seller’s Business Judgment

E.           The Seller’s decision to execute the Agreement, to prosecute the Motion and to consummate the Sale constitutes a valid and reasonable exercise of the Seller’s business judgment.

F.           Approval of the Motion and the Agreement, as well as consummation of the Sale, is in the best interests of the Seller’s estate, its creditors and its shareholders.

G.          The consideration provided by the Purchaser to the Seller for the Purchased Assets pursuant to the Agreement is fair and reasonable, and constitutes reasonably equivalent value and fair consideration under the Bankruptcy Code and under the laws of the United States, any state, territory, possession, or the District of Columbia.

Good Faith; No Collusion

H.          The Purchaser is purchasing the Purchased Assets in good faith, is a good faith purchaser within the meaning of Code Section 363(m), and is therefore entitled to the full protection of that provision. Based upon representations in open court by the Purchaser and (to the best of its knowledge) the Seller, the Purchaser has demonstrated good faith by, inter alia: (i) negotiating the Agreement at arm’s length and without coercion; (ii) not colluding with any other actual or potential bidder, and (iii) demonstrating that it is not an insider as that term is defined pursuant to Code Section 101(31). Neither the Purchaser nor the Seller engaged in any conduct that would cause or permit the sale of the Purchased Assets by the Debtors to the Purchaser to be avoided under Code Section 363(n). Accordingly, the reversal or modification on appeal of the authorization provided herein to consummate the sale to the Purchaser pursuant to the terms of the Agreement, shall not affect the validity of the Agreement, or the rights of the Purchaser in and to the Purchased Assets, unless such authorization were to be duly stayed pending appeal before the closing under the Agreement (the “Closing”).

Sale Free and Clear

I.            The Seller is authorized to sell the Purchased Assets free and clear of all Encumbrances. The Purchaser would not have entered into the Agreement and would not consummate the Sale (i) if the Purchased Assets were not to be transferred to the Purchaser free and clear of all Encumbrances, or (ii) if the Purchaser would (or in the future could) be liable for any Encumbrance, including any liability, warranty or other obligation of the Seller.

J.           All holders of Encumbrances not objecting to such transfer are deemed to have consented thereto pursuant to Code Section 363(f)(2), and if any holder of an Encumbrance has objected or is deemed to object to such transfer, the objection is overruled, provided, however, that regardless of whether the holder of any particular Encumbrance has assented to such transfer, each and every Encumbrance asserted against the Purchased Assets does and shall attach to the proceeds of the Sale with the same validity, priority, force and effect that such Encumbrance had immediately before entry of this Order as against the Purchased Assets, subject to any claims and defenses the Seller and its estate may possess with respect thereto.

K.          The Noteholders (as defined in the Motion) are the only entities known to assert an interest in the Purchased Assets. [The Noteholders have consented to the Sale.] The validity and amount of the Noteholders’ claim and their interest in the Purchased Assets are the subject of a bona fide dispute. The interest in the Purchased Assets asserted by the Noteholders is a lien, and the Purchase Price is greater than the aggregate amount of all liens and any and all Encumbrances on the Purchased Assets. Accordingly, the Seller may sell the Purchased Assets free and clear of all Encumbrances because the standards set forth in Code Section 363(f)[(2),] (3) and (4) have been satisfied. The Purchaser shall not, by reason of the Sale or otherwise, have any liability or obligation for any Encumbrance.

L.          The Purchaser is not acquiring or assuming any liability, warranty or other obligation of the Seller. The Purchaser shall not be deemed, as a result of any action taken in connection with the Sale (i) to have, de facto or otherwise, merged with or into the Seller, or (ii) to be a successor, or other such similarly situated party, to the Seller.

Executory Contracts

M.         The Purchased Assets include the Definitive License and Transfer Agreement, dated June 6, 2016, by and among Pieris Pharmaceuticals, Inc., Pieris Pharmaceuticals GmbH and Seller, as amended (the “Pieris Agreement”).

N.          The Seller is not in default under the Pieris Agreement or any other contract included in the Purchased Assets.

O.          The Purchaser is willing and able to perform the Seller’s obligations under the Pieris Agreement and all other contracts included in the Purchased Assets. Accordingly, all requirements of that section for the Seller’s assumption and assignment to the Purchaser thereof have been met, including provision of adequate assurance of the Purchaser’s future performance.

P.           To the extent that any counterparty to a contract included in the Purchased Assets did not timely object to the assignability of its contract and/or adequate assurance of future performance by the Purchaser, such counterparty is deemed to have consented to the assumption and assignment of the assumed contract pursuant to the terms of this order, and all such objections that were timely filed and not subsequently withdrawn are overruled.

Validity of Transfer

Q.          The Seller has the requisite power and authority to execute, deliver, and perform its obligations under the Agreement and the transfer of the Purchased Assets to the Purchaser will be as of the Closing a legal, valid and effective transfer of such assets. The transfer at the Closing will vest the Purchaser with all right, title and interest in and to the Purchased Assets free and clear of all Encumbrances accruing, arising or relating thereto at any time prior to the Closing.

NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED AND DECREED THAT:

Grant of Motion

1.           The Motion is granted and the Sale is approved, as set forth in this Order. The Seller is authorized to sell and transfer to the Purchaser for the Purchase Price of One Million Six Hundred Thousand Dollars ($1,600,000.00), with the deposit previously made by the Purchaser to be applied to the Purchase Price at the Closing, the right, title and interest of the Seller and the Seller’s estate in and to the Purchased Assets.

2.           The Sale shall be AS IS and WHERE IS and WITHOUT ANY WARRANTY by the Seller. Except in a case of fraud or intentional misrepresentation, no representation or warranty of Seller shall survive the Closing.

3.           All objections to the Motion or the relief requested therein that have not been withdrawn, waived or settled as announced to this Court at the Sale Hearing or by stipulation filed with this Court, and all reservations of rights asserted by any party concerning the Motion or the Sale, have been completely satisfied by the terms of this Order or are hereby overruled on the merits.

Approval and Closing of the Agreement

4.           The Agreement and all ancillary documents necessary to complete the Sale, and all of the terms and conditions thereof, are hereby approved.

5.           Pursuant to Code Sections 363(b) and 365(f), the Seller is authorized to execute such documents and take such actions as are necessary or appropriate to consummate the Sale of the Purchased Assets to the Purchaser pursuant to the terms of the Agreement, and to otherwise implement and provide the Purchaser with the full benefit of the transactions contemplated by the Motion, regardless of whether such documents or other actions are specified by the Agreement or this Order.

6.           Upon the assumption and assignment of any contract included in the Purchased Assets, the Purchaser shall be deemed substituted for the Seller as the party to the applicable contract and, pursuant to Code Section 365(k), the Seller and its bankruptcy estate shall, from and after the Closing, have no further obligations or liability. There shall be no assignment fees, increases, or any other fees charged to the Purchaser or the Seller as a result of the assumption and assignment of such contact. Other than the contracts included in the Purchased Assets, the Purchaser shall assume none of the Sellers other contracts or leases, and shall have no liability whatsoever thereunder.

Transfer of the Purchased Assets

7.           Pursuant to Code Sections 105(a), 363(b) and 363(f), the Seller is authorized to transfer the Purchased Assets at the Closing, including assignment to the Purchaser pursuant to Code Section 365(f) of the Pieris Agreement together with any and all other contracts included in the definition of Purchased Assets, each of which shall be deemed assumed by Seller simultaneously with its assignment to the Purchaser. Such transfer shall constitute a legal, valid, binding and effective transfer of the Purchased Assets.

8.           All entities that are in possession of the Purchased Assets at the time of the Closing shall surrender possession of the Purchased Assets to the Purchaser at the Closing except to the extent that the Purchaser otherwise consents in writing.

Free and Clear

9.           Pursuant to Code Section 363(f) and the Agreement, the transfer of the Purchased Assets to the Purchaser shall be free and clear of any and all Encumbrances. From and after the Closing, the Purchaser and its employees, officers, directors, advisors, lenders, affiliates, owners, successors and assigns shall not be liable for any claim of any nature whatsoever against the Seller or other Debtors, any of their predecessors or affiliates, or the Purchased Assets, whether known or unknown as of the date of the Closing, asserted or unasserted, fixed or contingent, liquidated or unliquidated, other than (solely in the case of the Purchaser itself) its obligations to the Seller under the Agreement.

10.         All Encumbrances, if any, against the Purchased Assets shall attach to the proceeds of the Sale with the same validity, priority, force and effect that they had immediately before entry of this Order as against the Purchased Assets, subject to any claims and defenses the Seller and its estate may possess with respect thereto.

11.         This Order is and shall be binding upon and govern the acts of all entities, including all filing agents, filing officers, title agents, title companies, recorders of mortgages, recorders of deeds, registrars of deeds, administrative agencies, governmental departments, secretaries of state, and all other officials and their employees or agents who may be required by operation of law, the duties of their office, or contract, to accept, file, register or otherwise record or release any documents or instruments, or who may be required to report or insure any title or state of title in or to any lease. Each of the foregoing entities is hereby directed to accept for filing, without regard to any otherwise applicable rule or restriction, any and all of the documents and instruments tendered by the Purchaser in connection with the Sale.

12.         No bulk sales law or any similar law of any state or other jurisdiction applies in any way to the Sale.

13.         There are no brokers’ commissions due in connection with the Sale.

Limitation of Appellate Remedy

14.         This Court having found and ruled that the transactions contemplated by the Agreement are undertaken by the Purchaser without collusion and in good faith, as that term is defined in Code Section 363(m), the Purchaser is entitled to, and is hereby granted, the full protection of Code Section 363(m); accordingly, reversal or modification on appeal of the authorization provided herein to consummate the Sale shall not affect the validity of the Sale.

Effect of this Order

15.         This Order shall be binding in all respects upon the Debtors, their estates, all creditors, all holders of equity interests in the Debtors, all holders of any claim(s) (whether known or unknown) against the Debtors, any holders of Encumbrances against the Purchased Assets, any other parties in interest in these jointly administered chapter 11 cases, any later appointed trustee under chapter 7 or chapter 11 of the Bankruptcy Code, the Purchaser, and all successors and assigns of any of the foregoing.

16.         Pursuant to Fed. R. Bankr. P. 6004(h), 6006(d), 7062 and 9014, this Order shall be effective immediately upon entry, and the Seller and the Purchaser are authorized to close the Sale immediately upon entry of this Order.

17.         To the extent there are any inconsistencies between the terms of this Order and the Agreement (including any ancillary documents executed in connection therewith), the terms of this Order shall govern.

Retention of Jurisdiction

18.         Without limiting any other jurisdiction that this Court has, this Court shall and hereby does expressly retain jurisdiction (a) to interpret, implement, and enforce the terms and provisions of this Order and the Agreement, all amendments thereto and any waivers and consents thereunder, and any other document in connection with the Sale, and (b) to adjudicate, if necessary, any and all disputes concerning or relating in any way to the Sale.

SO ORDERED, at Boston, Massachusetts, this _____ day of _________, 2018.

United States Bankruptcy Court Judge

Exhibit B

Patent Rights

Jurisdiction	Application Number	Status
US	62/095,675	Expired
US	62/220,199	Expired
US	62/251,082	Expired
US	62/261,118	Expired
US	14/975,769	Published
US	15/152,192	Published
PCT	PCT/US2015/066954	Completed
EPO	15821000.5	Published
Canada	2,971,734	Pending

Exhibit C-1

Bill of Sale

BILL OF SALE

THIS BILL OF SALE is executed and delivered as of [_____], 2018, by and between Enumeral Biomedical Holdings, Inc., a Delaware corporation (“Seller”), and XOMA US LLC, a Delaware limited liability company (“Buyer”). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in that certain Asset Purchase Agreement dated as of January [__], 2018 by and between Seller and Buyer (the “Purchase Agreement”).

WHEREAS, pursuant to the Purchase Agreement, Buyer has agreed to purchase, accept and assume, and Seller has agreed to sell, assign, transfer, convey, and deliver, all of its right, title and interest in and to the Purchased Assets; and

WHEREAS, the parties now desire to carry out the intent and purpose of the Purchase Agreement by Seller’s execution and delivery to Buyer of this Bill of Sale;

NOW, THEREFORE, for and in consideration of the premises and the considerations provided in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller hereby agree as follows:

1.          Seller hereby sells, transfers, conveys, assigns and delivers to Buyer, its successors and assigns, all right, title and interest in, to and under, and good and marketable title to, the Purchased Assets, including without limitation the patent applications listed in Annex A hereto, free and clear of all Encumbrances.

2.          Seller, by its execution of this Bill of Sale, and Buyer, by its acceptance of this Bill of Sale, each hereby acknowledges and agrees that neither the representations and warranties nor the rights and remedies of any party under the Purchase Agreement shall be deemed to be enlarged, modified or altered in any way by such execution and acceptance of this instrument.

3.          Nothing in this Bill of Sale, express or implied, is intended or shall be construed to confer upon, or give to, any person other than the parties hereto any remedy or claim under or by reason of this Bill of Sale or any agreements, terms, covenants or conditions hereof, and all the agreements, terms, covenants and conditions in this instrument contained shall be for the sole and exclusive benefit of the parties hereto and their respective successors and permitted assigns.

4.          This Bill of Sale shall be governed by, and construed and enforced in accordance with, the laws of the Commonwealth of Massachusetts, without giving effect to conflict of laws principles.

5.          This Bill of Sale may be executed in one or more counterparts, each of which will constitute an original, but all of which taken together shall constitute one and the same agreement. Delivery by email of a pdf of a signed counterpart shall have the same legal effect as physical delivery of a paper counterpart bearing an original inked signature.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Bill of Sale to be executed by their duly authorized officers, as of the date and year first above written.

BUYER:

XOMA US LLC

By:
Name:
Title:

SELLER:

ENUMERAL BIOMEDICAL HOLDINGS, INC.

By:
Name:
Title:

[Signature Page to Bill of Sale]

ANNEX A

Patent Rights

Jurisdiction	Application Number	Status
US	62/095,675	Expired
US	62/220,199	Expired
US	62/251,082	Expired
US	62/261,118	Expired
US	14/975,769	Published
US	15/152,192	Published
PCT	PCT/US2015/066954	Completed
EPO	15821000.5	Published
Canada	2,971,734	Pending

Exhibit C-2

Assignment and Assumption Agreement

Assignment And Assumption of License Agreement

This Assignment and Assumption of License Agreement (the “Assignment”) is entered into as of [________], 2018 by and between Enumeral Biomedical Holdings, Inc. (“Enumeral”) and XOMA US LLC (“XOMA”).

Reference is hereby made to that certain Definitive License and Transfer Agreement, dated as of June 6, 2016, by and among Enumeral, Pieris Pharmaceuticals, Inc. and Pieris Pharmaceuticals GmbH (collectively, “Pieris”), as amended by that certain Amendment No. 1 to Definitive License Agreement and Transfer Agreement, by and between Enumeral and Pieris, effective as of January 3, 2017 (the “License Agreement”).

Reference is also made to that certain Asset Purchase Agreement, dated as of [________], 2018, by and between Enumeral and XOMA (the “Purchase Agreement’). All capitalized terms used but not defined herein shall have the meaning set forth in the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, and subject to the conditions contained therein, XOMA is purchasing from Enumeral all right, title and interest of Enumeral in and to the Purchased Assets, including but not limited to (a) the patent applications listed in Exhibit B to the Purchase Agreement, and (b) all of Enumeral’s rights under the License Agreement. The Purchased Assets include all of the Enumeral assets to which the License Agreement relates.

Effective as of the Closing, pursuant to Section 12.5 of the License Agreement and without in any way limiting the provisions of the Bill of Sale:

(i)	Enumeral hereby assigns all of Enumeral’s rights under the License Agreement to XOMA; and

(ii)	XOMA agrees to perform, discharge or otherwise satisfy in accordance with its terms, the liabilities of Enuremal under the Pieris Agreement (but, for the avoidance of doubt, in all cases excluding any liability accrued prior to the Closing or that results from any actions of Enumeral or its Affiliates after the Closing).

Pursuant to Section 12.5 of the License Agreement, a copy of this executed Assignment shall be delivered to Pieris at the time of, or before, the Closing.

Enumeral Biomedical Holdings, Inc.	XOMA US LLC

By:	By:

Name:	Name:

Title:	Title:

Exhibit C-3

Assignment of Patent Application

ASSIGNMENT

Whereas, Enumeral Biomedical Holdings, Inc. (ASSIGNOR), of 1337 Massachusetts Avenue #243, Arlington, MA 02476, is the owner of United States patent applications identified on the schedule attached hereto and made a part hereof as Schedule A (hereinafter “Patent Applications”); and

Whereas, XOMA US LLC (ASSIGNEE), a Delaware limited liability company, having an office at 2200 Powell Street, Suite 310, Emeryville, California 94608, is desirous of acquiring from Enumeral Biomedical Holdings, Inc. the entire right, title and interest in, to and under the aforesaid Patent Applications and the inventions therein described and claimed;

Now, therefore, for good and valuable consideration, the receipt of which is hereby acknowledged, ASSIGNOR hereby sells, transfers and conveys its entire right, title and interest in, to and under said Patent Applications and the inventions therein described and claimed to ASSIGNEE to the full end of the term for which Letters Patents may be granted;

ASSIGNOR hereby acknowledges that this assignment carries with it the right in ASSIGNEE to apply for any and all related provisional and nonprovisional, international and national phase applications, including any and all substitution, reissue, divisional, continuation, and continuation-in-part applications, and to obtain from competent authorities in all countries of the world any and all Letters Patent and the right to procure the grant of all such Letters Patent to ASSIGNEE for its own name. ASSIGNOR hereby authorizes and requests each Patent Office and the Commissioner of Patents of the United States to issue such Letters Patent as shall be granted upon said invention to said ASSIGNEE; and

ASSIGNOR further agrees that ASSIGNOR will for the full remaining period of its corporate existence, without demanding any further consideration therefor, at the request but at the expense of ASSIGNEE, do all lawful and just acts, including the execution and acknowledgment of instruments, that may be or become necessary for obtaining, sustaining, or reissuing all said Letters Patents as may be granted from said Patent Applications, and for maintaining and perfecting ASSIGNEE’s right to said Letters Patents.

This Assignment may be executed in one or more counterparts, each of which will constitute an original, but all of which taken together shall constitute one and the same agreement.

[Signature pages follow]

Assignor Enumeral Biomedical Holdings, Inc.	Assignee XOMA US LLC

Signature:	Signature:

Printed Name: Kevin G. Sarney	Printed Name:

Title: Interim Chief Executive Officer and President, Vice President of Finance and Chief Accounting Officer	Title:

Date: , 2018
Date: , 2018

STATE OF ______________

COUNTY OF ____________

Before me, a Notary Public in and for the County and State aforesaid, on this ______ day of ____, 2018, personally appeared __________________________________, as ______________________________of __________, a ____ [corporation/limited liability company], known to me to be the same person whose name is subscribed to the foregoing Assignment, who being duly sworn acknowledged that he/she executed and delivered the said Assignment on behalf of said company as his/her free and voluntary act for the uses and purposes therein set forth.

IN WITNESS WHEREOF, I have hereunto set my hand and Notarial Seal.

NOTARY PUBLIC
(SEAL)

My Commission Expires:______________

SCHEDULE A

FILE NUMBER	SERIAL NO.	FILING DATE	TITLE	INVENTORSHIP
5091.1000-000	62/095,675	12/22/2014	Anti-PD-1 Antibodies	Najmia Amirina et al.
5091.1000-001	62/220,199	9/17/2015	Anti-PD-1 Antibodies	Najmia Amirina et al.
5091.1000-002	62/251,082	11/4/2015	Anti-PD-1 Antibodies	Najmia Amirina et al.
5091.1000-003	62/261,118	11/30/2015	Anti-PD-1 Antibodies	Najmia Amirina et al.
5091.1000-004	14/975,769	12/19/2015	Anti-PD-1 Antibodies	Najmia Amirina et al.
5091.1000-005	PCT/US2015/066954	12/19/2015	Anti-PD-1 Antibodies	Najmia Amirina et al.
5091.1000-006	15/152,192	5/11/2016	Anti-PD-1 Antibodies	Najmia Amirina et al.

ASSIGNMENT OF EUROPEAN PATENT APPLICATION

Parties:

1	‘The Assignor’: ENUMERAL BIOMEDICAL HOLDINGS, INC

a company incorporated in the State of Delaware, United States of America, with an address of 1337 Massachusetts Avenue, #243, Arlington, MA 02476, United States of America

2	‘The Assignee’: XOMA US LLC

a company formed in the State of Delaware, United States of America with a principal place of business at 2200 Powell Street, Suite 310, Emeryville, California 94608, United States of America

Recitals:

(A)	The Assignor is the Applicant in the European Patent Application set out in the Schedule hereto (“the Application”)

(B)	The Assignor has agreed to assign the same to the Assignee for all countries designated

Operative provisions:

1	In pursuance of the said agreement and for good and valuable consideration paid by the Assignee to the Assignor (receipt and sufficiency of which is hereby acknowledged by the Assignor) the Assignor HEREBY ASSIGNS the Application to the Assignee absolutely for all countries designated together with all benefits and advantages thereunto belonging or accrued with the intent that any patent or patents granted thereon or on a divisional or divisionals thereof shall vest in the Assignee absolutely.

2	The Assignor covenants that at the request and cost of the Assignee it will for the full remaining period of its corporate existence do all such acts and execute all such documents as may be reasonably necessary or desirable both to secure the vesting in the Assignee of all rights assigned to the Assignee hereunder and to assist in the resolution of any question concerning the Application.

IN WITNESS whereof the parties hereto have caused this Assignment to be executed

SCHEDULE

European Patent Application No.	Date		Title

15821000.5	19 December 2015		ANTI-PD-1 ANTIBODIES

Signed for and on behalf of
ENUMERAL BIOMEDICAL
HOLDINGS, INC	)
)
	)	Name:
Position:
Date:

Signed for and on behalf of
XOMA US LLC	)
)
	)	Name:
Position:
Date:

ROBIC, MONTRÉAL, CANADA	Canada

ASSIGNMENT

We, the undersigned, ENUMERAL BIOMEDICAL HOLDINGS, INC. whose full post office address is 1337 Massachusetts Avenue, #243, Arlington, MA 02476, UNITED STATES in consideration of 10$ and other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, I (we) do hereby sell, transfer, assign and deliver (or confirm the sale, transfer, assignment and delivery) to XOMA US LLC whose full post office address is 2200 Powell Street, Suite 310, Emeryville, California 94608, UNITED STATES of all our right, title and interest in Canada in and to the invention described and claimed in the following patent application or patent: CA 2.971.734

SIGNED at _____________________________________________________ this ________________ day of ____________________ 20 __

WITNESS:		ENUMERAL BIOMEDICAL HOLDINGS, INC.

by
Full name:		Full name:
Title: